SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Aerosonic Corporation

(Name of Issuer)

Common Stock, $0.40 par value

(Title of Class of Securities)

008015307

(CUSIP Number)

Daniel H. Abramowitz

Hillson Partners Limited Partnership

6900 Wisconsin Avenue, Suite 501

Bethesda, MD 20815

(301) 656-9669

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 17, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 008015307	SCHEDULE 13D	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Hillson Partners LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	263,000
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	263,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 263,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14		TYPE OF REPORTING PERSON PN

Page 2 of 10 Pages

CUSIP No. 008015307	SCHEDULE 13D	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Hillson Financial Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	263,000
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	263,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 263,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14		TYPE OF REPORTING PERSON CO

Page 3 of 10 Pages

CUSIP No. 008015307	SCHEDULE 13D	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Hillson Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	263,000
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	263,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 263,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14		TYPE OF REPORTING PERSON OO

Page 4 of 10 Pages

CUSIP No. 008015307	SCHEDULE 13D	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Daniel H. Abramowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	263,000
	9	SOLE DISPOSITIVE POWER	12,000
	10	SHARED DISPOSITIVE POWER	263,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14		TYPE OF REPORTING PERSON IN

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CUSIP No. 008015307	SCHEDULE 13D	Page 6 of 10 Pages

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.40 per share (the “Common Stock”) of Aerosonic Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is:

1212 North Hercules Avenue

Clearwater, FL 33765

Item 2.	Identity and Background.

This Schedule 13D is filed on behalf of each the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Hillson Partners LLLP, d/b/a Hillson Partners Limited Partnership (“Hillson”);

Hillson Financial Management, Inc. (“HFM”);

Hillson Investments LLC (“Investments”); and

Daniel H. Abramowitz (“Abramowitz”).

Hillson, HFM, Investments and Abramowitz are collectively referred to herein as the “Reporting Persons.” The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Hillson is a Delaware limited partnership. The general partners of Hillson are HFM, which is a Maryland corporation, and Investments, which is a Maryland limited liability company. Prior to March 8, 2006, Hillson was known as Hillson Partners Limited Partnership, a Maryland limited partnership. Abramowitz is the controlling stockholder, the sole director and the President, of HFM, and is the sole member of Investments.

Hillson is principally engaged in the business of investing in stocks, bonds and other financial instruments. HFM is principally engaged in the business of managing investments in securities. Investments is not actively engaged in any business, other than serving as a general partner of Hillson.

The principal business address of each of the Reporting Persons is 6900 Wisconsin Avenue, Suite 501, Bethesda, Maryland 20815.

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CUSIP No. 008015307	SCHEDULE 13D	Page 7 of 10 Pages

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the 263,000 shares of Common Stock acquired by Hillson was $1,656,900. Such funds were provided by Hillson’s working capital. The aggregate purchase price for the 12,000 shares of Common Stock acquired by the Trust (as defined in Item 5, below) was $75,600. Such funds were provided by the Trust’s working capital.

Item 4.	Purpose of Transaction.

The shares of Common Stock were acquired for investment purposes. As of the date hereof, none of the Reporting Persons has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Notwithstanding the foregoing, the Reporting Persons may determine to change their investment intent with respect to the Issuer at any time in the future. In determining from time to time whether to sell their shares of the Common Stock (and in what amounts) or to retain such shares, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

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CUSIP No. 008015307	SCHEDULE 13D	Page 8 of 10 Pages

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, Hillson, HFM and Investments may each be deemed to be the beneficial owner of 263,000 shares of Common Stock, or approximately 6.7% of the Common Stock outstanding, and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, such shares (all of which shares are held directly by Hillson).

As of the date hereof, Abramowitz may be deemed to be the beneficial owner of 275,000 shares of Common Stock, or approximately 7.0% of the Common Stock outstanding, and also may be deemed to have shared power to vote or direct the vote of 263,000 of such shares, and to have sole power to dispose or direct the disposition of 12,000 of such shares. This number consists of 263,000 shares held directly by Hillson and 12,000 shares held directly by a trust (the “Trust”) with respect to which Abramowitz has sole power to dispose or direct the disposition of securities owned by it.

Except as described in the preceding two paragraphs, the filing of this statement by HFM, Investments and Abramowitz shall not be construed as an admission that any of such parties is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Common Stock described in this statement.

All of the percentages calculated in this statement are based upon an aggregate of 3,921,019 shares of Common Stock outstanding as of November 18, 2005, as set forth in the Form 10-Q filed by the Issuer with respect to the quarterly period ended October 28, 2005.

Except for the transactions described in this statement (including those described in Item 6, which information is incorporated herein by reference), there have been no other transactions in the securities of the Issuer by the Reporting Persons in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to a Stock Purchase Agreement, dated as of March 17, 2006 (the “Purchase Agreement”), entered into among First Commercial Bank, an Alabama state-chartered bank (the “Seller”), Hillson, the Trust and certain other purchasers (collectively, the “Buyers”), Hillson purchased 263,000 shares of Common Stock from the Seller, the Trust purchased 12,000 shares of Common Stock from the Seller, and the remaining Buyers purchased additional shares of Common Stock from the Seller. The preceding summary of terms of the Purchase Agreement is qualified in its entirety by reference to the detailed provisions of the Purchase Agreement, a copy of which is incorporated herein by reference.

In connection with the consummation of the sale of shares of Common Stock pursuant to the Purchase Agreement, on March 15, 2006 the Issuer entered into a letter agreement with the

Page 8 of 10 Pages

CUSIP No. 008015307	SCHEDULE 13D	Page 9 of 10 Pages

Buyers, pursuant to which the Issuer agreed, among other things, to use its best efforts, if requested by Buyers (or their designees) holding at least a majority of the shares of Common Stock purchased by the Buyers within one year of such purchase, to cause a registration statement with respect to the shares of Common Stock held by the requesting Buyers to be filed with the Commission, and to cause such registration statement to be declared effective and to remain effective until all shares covered thereby have been sold. The Issuer further agreed to take such other actions as may be necessary or appropriate to allow the transfer of the shares of Common Stock held by the Buyers (and/or their designees) without registration, to the extent permitted by the Securities Act of 1933, as amended, or the rules or regulations promulgated thereunder.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Stock Purchase Agreement, dated as of March 17, 2006, by and among the Seller, Hillson, the Trust and the other Buyers.

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CUSIP No. 008015307	SCHEDULE 13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 23, 2006

HILLSON PARTNERS LLLP

By: Hillson Financial Management, Inc.
Its: General Partner

By: /s/ Daniel H. Abramowitz
Name: Daniel H. Abramowitz
Title: President

HILLSON FINANCIAL MANAGEMENT, INC.

By: /s/ Daniel H. Abramowitz
Name: Daniel H. Abramowitz Title: President

HILLSON INVESTMENTS LLC

By: /s/ Daniel H. Abramowitz
Name: Daniel H. Abramowitz Title: Member

/s/ Daniel H. Abramowitz
DANIEL H. ABRAMOWITZ

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